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                              August 9, 2022

       Mark Brazeal
       Chief Legal and Corporate Affairs Officer
       Broadcom Inc.
       1320 Ridder Park Drive
       San Jose, California 95131-2313

                                                        Re: Broadcom Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 15, 2022
                                                            File No. 333-266181

       Dear Mr. Brazeal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed July 15, 2022

       Q: Will the Broadcom common stock received at the time of completion of the second merger be traded on an exchange?, page 4

   1. Revise the Q&A to disclose which of the most material conditions of the merger are able to be waived, such as,
for example, the condition that Nasdaq approve the listing of
                                                        Broadcom common stock
to be issued to VMware stockholders in the second merger.
                                                        Revise the risk factor
"Completion of the transactions is subject to the conditions" on page
                                                        26 to describe what
kinds of conditions could be waived and the negative effects it could have.
 Mark Brazeal
FirstName  LastNameMark Brazeal
Broadcom Inc.
Comapany
August     NameBroadcom Inc.
       9, 2022
August
Page 2 9, 2022 Page 2
FirstName LastName
Summary
The transactions and the merger agreement, page 11

2. You disclose diagrams depicting the first, second and third mergers. Please explain why this structure was chosen.
Merger Consideration, page 14

3.       We note your disclosure regarding the merger consideration that shareholders of
         VMware may elect to receive, for each share of VMware common stock, either cash consideration in the amount of $142.50 or stock consideration in the amount 0.25200 of a share of Broadcom common stock. You further clarify that this election is subject to proration based on the requirement in the Merger Agreement that there be a 50%
         cash/50% stock allocation with respect to the total consideration paid. It is unclear from
         your disclosure, however, the extent to which an individual   s
election might be impacted
         by the 50% cash/50% stock allocation requirement. Please revise your disclosure to explain in greater detail and/or to provide illustrative examples of the extent to which an election to receive all cash, an election to receive all stock, or an election to receive a combination of both cash and stock could be impacted by the 50% cash/50% stock allocation requirement. In this respect, please disclose the maximum extent to which the consideration actually received potentially would vary from VMware stockholders elections to receive all cash and all stock.
Material Tax Consequences, page 16

4. We note your disclosure that completion of the transactions is conditioned upon receipt by
         VMware of a written opinion of Gibson, Dunn & Crutcher LLP to the effect that, for U.S.
         federal income tax purposes, the first merger and LLC conversion, and the Second and
         Third Mergers, are intended to qualify as a    reorganization    under
Section 368(a) of the
         Code. Insofar as this appears to be a waivable condition, please file an executed opinion of counsel before effectiveness even though the merger agreement is conditioned upon the receipt of the favorable tax opinion at closing. See Section III.D.3 of Staff Legal Bulletin
         19 (October 14, 2011).
The transactions could cause VMware's spin-off from Dell Technologies, Inc. to become a taxable transaction, page 27

5. Please expand your disclosure here or elsewhere in the filing to discuss the material terms of the tax matters agreement. You disclose that VMware received an opinion from Gibson
         Dunn, counsel to VMware, to the effect that the transactions will not result in the VMware spin-off failing to qualify as a tax-free transaction under Section 355 of the Code, and a closing condition of the transactions is that the opinion is not revoked, substantively modified or withdrawn (unless an acceptable replacement opinion has been received).
         Please revise to clarify if this condition can be waived and, if so, the consequences.
 Mark Brazeal
FirstName  LastNameMark Brazeal
Broadcom Inc.
Comapany
August     NameBroadcom Inc.
       9, 2022
August
Page 3 9, 2022 Page 3
FirstName LastName
Certain Financial Projections, page 57

6. Please revise to disclose all material assumptions underlying the projected financial information included in your document, and quantify to the extent possible. Explain how each of these assumptions resulted in the numbers included in the tables.
Material U.S. Federal Income Tax Consequences, page 80

7. Please revise the disclosure to identify counsel providing the opinion and to state clearly that the disclosure is counsel's opinion as to the tax consequences. If counsel cannot give
         a    will    opinion, it may provide an opinion subject to
uncertainty, such as "should" or
         "more likely than not," but the disclosure should describe the degree of uncertainty in the opinion and provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 122

8. Please revise the pro forma balance sheet to disclose the number of shares issued and outstanding on a historical and pro forma basis.
2. Significant Accounting Policies, page 127

9. We note your disclosure in Note 2(d) that the adjustment represents the reclassification of license revenue to product revenue. Please explain to us and revise to disclose why you believe this reclassification is appropriate. In this regard, it appears from the notes to the financial statements included in Broadcom's Form 10-K for the year ended October 31,
         2021, that software license revenue is included in its "subscriptions and services" subtotal on the income statement. Please advise or revise accordingly.
3. Calculation of Merger Consideration and Preliminary Purchase Price allocation of the
Transactions, page 128

10. Please revise Note 3 (1) and (2) and Note 4(a) to clarify that the preliminary merger consideration is calculated based on the number of shares of VMware common stock outstanding as of July 13, 2022, if true, and the amount of those shares.
4. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 130

11. Refer to Note 4(e) and 5(d). Please tell us how you concluded it was appropriate to
         eliminate VMware   s historical deferred commissions earned by its
sales force and the
         related historical amortization expense, and how you considered these balances in the fair value measurement of customer relationships.
 Mark Brazeal
Broadcom Inc.
August 9, 2022
Page 4
5. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 132

12. We note that for both the year ended October 31, 2021 and the interim period ended May
      1, 2022, adjustment 5(f) appears to represent a benefit from income taxes, rather than additional income tax expense. Please revise your disclosure in Note 5(f) to explain why the transaction accounting adjustments, which resulted in an aggregate increase in expenses, resulted in this tax benefit.
13. We note from your disclosures in Notes 5(c) and 5(h) that this adjustment includes a non-
      recurring expense. Please revise to disclose the tax effects related to this non-recurring adjustment in accordance with Rule 11-02(a)(11)(i) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or Claire Erlanger,
Staff Accountant at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Geoffrey Kruczek, Staff Attorney at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameMark Brazeal
                                                           Division of
Corporation Finance
Comapany NameBroadcom Inc.
                                                           Office of
Manufacturing
August 9, 2022 Page 4
cc:       Ronald Chen
FirstName LastName